Consolidated Financial Statements of

CGI GROUP INC.

For the years ended September 30, 2007 and 2006

Management's and Auditors' reports

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Group Inc. ("the Company") is responsible for the preparation and integrity of the consolidated financial statements and the Management's Discussion and Analysis ("MD&A"). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgment. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company's standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company's internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Deloitte & Touche LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company's shareholders, to conduct an integrated audit of the Company's consolidated financial statements and of the Company's internal control over financial reporting. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company's disclosure controls and procedures.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The financial statements and MD&A have been reviewed and approved by the Board of Directors.

(signed)

(signed)

Michael E. Roach
PRESIDENT AND CHIEF EXECUTIVE OFFICER

R. David Anderson
EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

NOVEMBER 12, 2007

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the Canada.

The Company's internal control over financial reporting includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There was one exclusion from our assessment. Our interest in a joint venture was excluded from our assessment as we do not have the ability to dictate or modify the joint venture's internal control over financial reporting, and we do not have the practical ability to assess those controls. Our interest in the joint venture represents 1.3% of our consolidated total assets and 2.2% of our consolidated revenue as at and for the year ended September 30, 2007. We have assessed the Company's internal controls over the inclusion of our share of the joint venture and its results for the year in our consolidated financial statements.

As of the end of the Company's 2007 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Company's internal control over financial reporting as of September 30, 2007 was effective.

The effectiveness of the Company's internal control over financial reporting as of September 30, 2007 has been audited by the Company's independent auditors, as stated in their report appearing on page 4.

(signed)   (signed)

Michael E. Roach   **R. David Anderson**
PRESIDENT AND CHIEF EXECUTIVE OFFICER   EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

NOVEMBER 12, 2007

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the internal control over financial reporting of CGI Group Inc. and subsidiaries ("the Company") as of September 30, 2007 based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from their assessment the internal control over financial reporting concerning one investment. Management excluded from its assessment the internal control over financial reporting of its interest in a joint venture, because the Company does not have the ability to dictate or modify the controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Their interest in the joint venture constitutes 1.3 % of total assets and 2.2% of revenues of the consolidated financial statements of the Company as of and for the year ended September 30, 2007. Accordingly, our audit did not include the internal control over financial reporting of that investment. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2007, and our report dated November 12, 2007 expressed an unqualified opinion on those financial statements.

(signed)

Deloitte & Touche LLP
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

MONTRÉAL, QUÉBEC
NOVEMBER 12, 2007

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the consolidated balance sheets of CGI Group Inc. and subsidiaries (the "Company") as at September 30, 2007 and 2006 and the related consolidated statements of earnings, comprehensive income, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements as at and for the years ended September 30, 2007 and 2006, we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the consolidated financial statements as at and for the year ended September 30, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2007 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2007, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report, dated November 12, 2007, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

(signed)
Deloitte & Touche LLP
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

MONTRÉAL, QUÉBEC
NOVEMBER 12, 2007

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders, dated November 12, 2007, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed)
Deloitte & Touche LLP
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

MONTRÉAL, QUÉBEC
NOVEMBER 12, 2007

Consolidated Statements of Earnings

Years ended September 30 (in thousands of Canadian dollars, except share data)	2007	2006	2005
	$	$	$
REVENUE (Note 12)	3,711,566	3,477,623	3,685,986
Operating expenses			
Costs of services, selling and administrative (Note 12 and Note 17)	3,126,105	2,996,521	3,151,558
Amortization (Note 12)	177,648	170,766	199,283
Restructuring costs related to specific items (Note 14)	23,010	67,266	–
Interest on long-term debt	41,818	43,291	24,014
Other income, net	(9,262)	(7,252)	(7,156)
Gain on sale of assets	(700)	(10,475)	–
Gain on sale and earnings from an investment in an entity subject to significant influence (Note 18)	–	–	(4,537)
Sale of right (Note 15)	–	–	(11,000)
Non-controlling interest, net of income taxes (Note 18)	251	–	–
	3,358,870	3,260,117	3,352,162
Earnings from continuing operations before income taxes	352,696	217,506	333,824
Income taxes (Note 16)	116,294	70,973	114,126
Net earnings from continuing operations	236,402	146,533	219,698
Net loss from discontinued operations (Note 19)	–	–	(3,210)
NET EARNINGS	236,402	146,533	216,488
BASIC EARNINGS (LOSS) PER SHARE (Note 11)			
Continuing operations	0.72	0.40	0.50
Discontinued operations	–	–	(0.01)
	0.72	0.40	0.49
DILUTED EARNINGS (LOSS) PER SHARE (Note 11)			
Continuing operations	0.71	0.40	0.50
Discontinued operations	–	–	(0.01)
	0.71	0.40	0.49

See Notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended September 30 (in thousands of Canadian dollars)	2007	2006	2005
	$	$	$
NET EARNINGS	236,402	146,533	216,488
Other comprehensive loss			
Net change in unrealized loss on translating financial statements of self-sustaining foreign operations	(118,785)	(47,857)	(111,792)
Net change in unrealized gains on translation of long-term debt designated as a hedge of net investment in self-sustaining foreign operations	22,848	8,794	19,737
Other comprehensive loss before income taxes	(95,937)	(39,063)	(92,055)
Income tax expense on other comprehensive loss	(913)	623	(69)
Other comprehensive loss (Note 13)	(96,850)	(38,440)	(92,124)
COMPREHENSIVE INCOME	139,552	108,093	124,364

See Notes to the consolidated financial statements.

Consolidated Statements of Retained Earnings

Years ended September 30 (in thousands of Canadian dollars)	**2007**	2006	2005
	$	$	$
BALANCE, BEGINNING OF YEAR	**587,201**	895,267	730,757
Net earnings	**236,402**	146,533	216,488
Share repurchase costs (Note 9)	**–**	(6,760)	–
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 9)	**(70,756)**	(447,839)	(51,978)
BALANCE, END OF YEAR	**752,847**	587,201	895,267

See Notes to the consolidated financial statements.

Consolidated Balance Sheets

As at September 30 (in thousands of Canadian dollars)	2007	2006
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	88,879	115,729
Accounts receivable (Note 3)	478,980	479,767
Work in progress	191,055	197,381
Prepaid expenses and other current assets	67,720	89,639
Income taxes	4,849	–
Future income taxes (Note 16)	30,522	33,728
	862,005	916,244
Capital assets (Note 4)	146,352	120,032
Contract costs (Note 5)	192,722	214,688
Finite-life intangibles and other long-term assets (Note 6)	455,711	523,332
Future income taxes (Note 16)	4,928	25,127
Goodwill (Note 7)	1,658,712	1,737,886
Total assets before funds held for clients	3,320,430	3,537,309
Funds held for clients (Note 2)	155,378	154,723
	3,475,808	3,692,032
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities (Note 14 and Note 18)	329,381	352,530
Accrued compensation (Note 14 and Note 18)	132,022	108,331
Deferred revenue	152,668	111,759
Income taxes	108,432	56,304
Future income taxes (Note 16)	24,404	30,384
Current portion of long-term debt (Note 8)	9,815	8,242
	756,722	667,550
Future income taxes (Note 16)	202,718	213,512
Long-term debt (Note 8)	463,376	805,017
Accrued integration charges (Note 14 and Note 18) and other long-term liabilities	79,346	103,210
Total liabilities before clients' funds obligations	1,502,162	1,789,289
Clients' funds obligations (Note 2)	155,378	154,723
	1,657,540	1,944,012
Commitments, contingencies and guarantees (Note 25)		
SHAREHOLDERS' EQUITY		
Retained earnings	752,847	587,201
Accumulated other comprehensive loss (Note 13)	(386,073)	(289,223)
	366,774	297,978
Capital stock (Note 9)	1,369,029	1,367,606
Contributed surplus (Note 10b))	82,465	82,436
	1,818,268	1,748,020
	3,475,808	3,692,032

See Notes to the consolidated financial statements.

Approved by the Board

(signed)   (signed)

DIRECTOR   DIRECTOR

Michael E. Roach   Serge Godin

Consolidated Statements of Cash Flows

Years ended September 30 (in thousands of Canadian dollars)	2007	2006	2005
	$	$	$
OPERATING ACTIVITIES			
Net earnings from continuing operations	236,402	146,533	219,698
Adjustments for:			
Amortization (Note 12)	200,954	198,895	231,597
Non-cash portion of restructuring costs related to specific items (Note 14)	–	1,311	–
Deferred credits	–	(781)	(3,038)
Future income taxes (Note 16)	10,054	(34,225)	35,650
Foreign exchange loss	3,457	1,914	1,993
Stock-based compensation (Note 10a))	13,933	12,895	20,554
Sale of right (Note 15)	–	–	(11,000)
Gain on sale of assets	(700)	(10,475)	–
Gain on sale and earnings from an investment in an entity subject to significant influence (Note 18)	–	–	(4,537)
Non-controlling interest, net of income tax (Note 18)	251	–	–
Net change in non-cash working capital items (Note 21)	85,818	(10,471)	(10,208)
Cash provided by continuing operating activities	550,169	305,596	480,709
INVESTING ACTIVITIES			
Business acquisitions (net of cash acquired) (Note 18)	(17,298)	(25,620)	(66,229)
Proceeds from sale of assets and businesses (net of cash disposed) (Note 18)	–	30,114	29,521
Proceeds from sale of investment in an entity subject to significant influence (Note 18)	–	–	20,849
Proceeds from sale of right (Note 15)	–	–	11,000
Purchase of capital assets	(53,264)	(41,105)	(25,314)
Proceeds from disposal of capital assets	1,371	562	6,663
Payment of contract costs	(24,189)	(34,051)	(25,057)
Reimbursement of contract costs upon termination of a contract	2,143	–	15,300
Additions to finite-life intangibles and other long-term assets	(66,311)	(67,969)	(90,674)
Proceeds from disposal of finite-life intangibles	–	–	5,251
Decrease in other long-term assets	908	2,677	12,413
Cash used in continuing investing activities	(156,640)	(135,392)	(106,277)
FINANCING ACTIVITIES			
Increase in credit facilities (Note 8)	30,113	746,170	190,000
Repayment of credit facilities	(353,643)	(158,944)	(397,578)
Repayment of long-term debt	(7,466)	(13,124)	(16,705)
Repurchase of Class A subordinate shares (net of share repurchase costs) (Note 9)	(128,541)	(926,145)	(109,456)
Issuance of shares (net of share issue costs) (Note 9)	42,744	57,963	4,551
Cash used in continuing financing activities	(416,793)	(294,080)	(329,188)
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	(3,586)	(854)	(6,167)
Net (decrease) increase in cash and cash equivalents of continuing operations	(26,850)	(124,730)	39,077
Net cash and cash equivalents provided by discontinued operations (Note 19)	–	–	759
Cash and cash equivalents, beginning of year	115,729	240,459	200,623
CASH AND CASH EQUIVALENTS, END OF YEAR	88,879	115,729	240,459

Supplementary cash flow information (Note 21)
See Notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

1. Description of business

CGI Group Inc. (the "Company"), directly or through its subsidiaries, manages information technology services ("IT services"), including outsourcing, systems integration and consulting, software licenses and maintenance, as well as business process services ("BPS") to help clients cost effectively realize their strategies and create added value.

2. Summary of significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain material respects from U.S. GAAP. A reconciliation between Canadian and U.S. GAAP can be found in Note 27. Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2007.

CHANGES IN ACCOUNTING POLICIES

The Company adopted the following new Handbook sections issued by the Canadian Institute of Chartered Accountants ("CICA") which were effective for interim periods beginning on or after October 1, 2006, none of which had a significant effect on the consolidated financial statements:

i) Section 3855, "Financial Instruments – Recognition and Measurement", describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, loans and receivables, and derivative financial instruments are measured at their fair values. All financial liabilities are measured at their fair values when they are classified as held for trading purposes. Otherwise, they are measured at their carrying value.

The Company has made the following classifications:

- Cash and cash equivalents and deferred compensation assets and obligations are classified as held for trading and are measured at fair value. Changes in fair value are recorded in net earnings.
- Accounts receivable, work in progress and funds held for clients are classified as loans and receivables and recorded at amortized cost.
- Accounts payable and accrued liabilities, accrued compensation, accrued integration charges, long-term debt, asset retirement obligations, revolving credit facility and clients' funds obligations are classified as other liabilities and measured at amortized cost.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than held for trading. As a result of the new policy, such costs previously reported as deferred financing fees have been reclassified against long-term debt and adjusted by a credit, net of related income taxes, to retained earnings to reflect the utilization of the effective interest method instead of the straight-line method previously applied. The amount of the adjustment was not significant.

ii) Section 3861, "Financial Instruments – Disclosure and Presentation", establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

iii) Section 1530, "Comprehensive Income", and Section 3251, "Equity". Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, "Equity", replaces Section 3250, "Surplus", and establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530, "Comprehensive Income". As a result of the adoption of this section, the consolidated financial statements now include a statement of comprehensive income.

iv) Section 3865, "Hedges", describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period.

Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (continued)

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, the measurement of allowance for doubtful accounts, stock-based compensation, tax credits, long-term asset valuations and impairment assessments, goodwill, income taxes, provisions and contingencies, as well as revenue recognition.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounts for its jointly-controlled investments using the proportionate consolidation method. The Company accounts for investments where it has the ability to exercise significant influence under the equity method. In situations where the Company does not exercise significant influence, the investments are recorded at cost. The carrying amount of the investments is reviewed for decline and other than temporary fluctuations whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue principally through the provision of IT services and BPS.

The IT services include a full range of information technology services, namely: i) outsourcing ii) systems integration and consulting iii) software licenses and iv) maintenance. The BPS unit provides business processing for the financial services sector, as well as other services, such as payroll and document management services.

The Company provides services under contracts that contain various pricing mechanisms. The Company recognizes revenue when persuasive evidence of an arrangement exists, services or products have been provided to the client, the fee is fixed or determinable, and collectibility is reasonably assured. If an arrangement involves the provision of multiple elements, the total arrangement value is allocated to each element as a separate unit of accounting if: 1) the delivered item has value to the client on a stand-alone basis; 2) there is objective and reliable evidence of the fair value of the undelivered item; and 3) the arrangement includes a general right of return relative to the delivered item and delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. If these criteria are met, then the total consideration of the arrangement is allocated among the separate units of accounting based on their fair values.

Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

OUTSOURCING AND BPS ARRANGEMENTS

Revenue from outsourcing and BPS arrangements under time and materials and unit-priced arrangements are recognized as the services are provided at the contractual stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, the Company evaluates whether it is more appropriate to record revenue based on the average per-unit price during the term of the contract or based on the actual amounts billed.

Revenue from outsourcing and BPS arrangements under fixed-fee arrangements is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery.

SYSTEMS INTEGRATION AND CONSULTING SERVICES

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed-fee arrangements is recognized using the percentage-of-completion method over the implementation period. The Company uses the labour costs or labour hours incurred to date to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that gave rise to the revision became known.

Revenue from systems integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

… # Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

SOFTWARE LICENSES AND MAINTENANCE ARRANGEMENTS

Revenue from software license arrangements is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific objective evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately.

In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Company recognizes software license revenue using the percentage-of-completion method over the implementation period as previously described.

Revenue from maintenance services for licenses sold and implemented is recognized ratably over the term of the contract.

WORK IN PROGRESS AND DEFERRED REVENUE

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

REIMBURSEMENTS

Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software re-sales, are included in revenue, and the corresponding expense is included in costs of services.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less.

CAPITAL ASSETS

Capital assets are recorded at cost and are amortized over the following estimated useful lives of the assets, using the straight-line method:

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term plus first renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

FUNDS HELD FOR CLIENTS AND CLIENTS' FUNDS OBLIGATIONS

In connection with the Company's payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients' employees, appropriate tax authorities or claim holders, files federal and local tax returns, and handles related regulatory correspondence and amendments. The Company presents the funds held for clients and related obligations separately.

CONTRACT COSTS

Contract costs are mainly incurred when acquiring or implementing long-term IT services and BPS contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs are comprised primarily of incentives and transition costs.

Pre-contract costs associated with acquiring or implementing long-term IT services and BPS contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded, in which case they are recorded at cost and amortized using the straight-line method over the expected term of the respective contracts.

Occasionally, incentives are granted to clients upon signing of outsourcing contracts. These incentives can be granted either in the form of cash payments, issuance of equity instruments, or discounts awarded principally over a transition period, as negotiated in the contract. In the case of equity instruments, cost is measured at the estimated fair value at the time they are issued. For discounts, cost is measured at the value of the granted financial commitment and a corresponding amount is recorded as deferred revenue in other long-term liabilities. As services are provided to the client, the amount is amortized and recorded as a reduction of revenue.

Capital assets acquired from a client in connection with outsourcing contracts are capitalized as such and amortized consistent with the amortization policies described previously. The excess of the amount paid over the fair value of capital assets acquired in connection with outsourcing contracts is considered as an incentive granted to the client, and is recorded as described in the preceding paragraph.

Transition costs consist of expenses associated with the installation of systems and processes incurred after the award of outsourcing contracts, relocation of transitioned employees and exit from client facilities. Under BPS contracts, the costs consist primarily of expenses related to activities such as the conversion of the customer's applications to the Company's platforms. These incremental costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

FINITE-LIFE INTANGIBLE ASSETS

Finite-life intangible assets consist mainly of internal-use software, business solutions, software licenses and customer relationships.

Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed for distribution are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Business solutions and software licenses acquired through a business combination are initially recorded at fair value based on the estimated net future income-producing capabilities of the software products. Customer relationships are acquired through business combinations and are initially recorded at their fair value based on the present value of expected future cash flows.

The Company amortizes its finite-life intangible assets using the straight-line method over the following estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Customer relationships and other	2 to 15 years

OTHER LONG-TERM ASSETS

Other long-term assets consist mainly of long-term maintenance agreements, deferred compensation plan assets (Note 24) and deferred financing fees (Note 8). The Company amortizes its long-term maintenance agreements using the straight-line method over the term of the contract.

IMPAIRMENT OF LONG-LIVED ASSETS

When events or changes in circumstances indicate that the carrying amount of long-lived assets, such as capital assets, contract costs and finite-life intangibles, may not be recoverable, undiscounted estimated cash flows are projected over their remaining term and compared to the carrying amount. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to equal projected future discounted cash flows.

BUSINESS COMBINATIONS AND GOODWILL

The Company accounts for its business combinations using the purchase method of accounting. Under this method, the Company allocates the purchase price to tangible and intangible assets acquired and liabilities assumed based on estimated fair values at the date of acquisition, with the excess of the purchase price amount being allocated to goodwill. Goodwill for each reporting unit is assessed for impairment at least annually, or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. An impairment charge is recorded when the goodwill carrying amount of the reporting unit exceeds its fair value.

ACCRUED INTEGRATION CHARGES

Accrued integration charges are comprised of liabilities for costs incurred on business combinations and restructuring activities, such as severance payments related to the termination of certain employees of the acquired business performing functions already available through the Company's existing structure and provisions related to leases for premises occupied by the acquired businesses that the Company plans to vacate.

EARNINGS PER SHARE

Basic earnings per share are based on the weighted average number of shares outstanding during the period. The dilutive effect of stock options is determined using the treasury stock method.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Included in costs of services, selling and administrative expenses are research expenses in the amount of $35,661,000 ($27,909,000 in 2006 and $25,949,000 in 2005). Software development costs are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility. During the year, the Company incurred direct research and software development expenses of $73,125,000 ($68,905,000 in 2006 and $78,200,000 in 2005).

Capitalized software development costs are included as part of finite-life intangibles in the amount of $37,261,000 ($40,071,000 in 2006 and $52,295,000 in 2005). Research and software development tax credits amounting to $203,000 were recorded against these assets for the year ended September 30, 2007 ($925,000 in 2006 and nil in 2005).

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

INCOME TAXES

Income taxes are accounted for using the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for the portion of the future income tax assets when its realization is not considered more likely than not.

TRANSLATION OF FOREIGN CURRENCIES

Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Unrealized translation gains and losses are reflected in net earnings.

Self-sustaining subsidiaries, with economic activities largely independent of the parent company, are accounted for using the current rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as a net change in unrealized gain on translating financial statements of self-sustaining foreign operations in the Consolidated Statements of Comprehensive Income. As a result of differences in the translation of the financial statements of foreign subsidiaries, accumulated other comprehensive loss varied by $96,850,000 and $38,440,000 in 2007 and 2006, respectively. These variations resulted principally from translating U.S. dollar denominated goodwill (Note 7).

The accounts of foreign subsidiaries, which are financially or operationally dependent on the parent company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

STOCK-BASED COMPENSATION

Stock-based compensation cost is recorded using the fair value based method. This method consists of recording compensation cost to earnings over the vesting period of options granted. When stock options are exercised, any consideration paid by employees is credited to capital stock and the recorded fair value of the option is removed from contributed surplus and credited to capital stock.

FINANCIAL INSTRUMENTS

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.

The Company designated its US$192,000,000 Senior U.S. unsecured notes as the hedging instrument for a part of the Company's net investment in self-sustaining foreign subsidiaries (Note 26) . Foreign exchange translation gains or losses on the net investment are recorded in the Consolidated Statements of Comprehensive Income. Any realized or unrealized gains or losses on instruments covering the net investment are also recognized in the Consolidated Statements of Comprehensive Income.

The Company also enters, from time to time, into forward contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of its subsidiaries. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in costs of services, selling and administrative expenses when the related transaction is realized.

Periodic assessments of each hedge's effectiveness are performed during the year.

Notes to the Consolidated Financial Statements
Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

FUTURE ACCOUNTING CHANGES

The CICA has issued the following new Handbook Sections:

i) Section 3862, "Financial Instruments — Disclosures", effective for interim periods beginning on or after October 1, 2007. This section describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This section and Section 3863, "Financial Instruments – Presentation" will replace Section 3861, "Financial Instruments – Disclosure and Presentation".

ii) Section 3863, "Financial Instruments — Presentation", effective for interim periods beginning on or after October 1, 2007. This section establishes standards for presentation of financial instruments and non-financial derivatives.

iii) Section 1535, "Capital disclosures", effective for interim periods beginning on or after October 1, 2007. This section establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure requirements of the entity's objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.

The Company assessed that the impact of these standards will not be significant as they relate to note disclosure.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

3. Accounts receivable

	2007	2006
	$	$
Trade	390,579	376,383
Other[1]	88,401	103,384
	478,980	479,767

[1] Other accounts receivable include refundable tax credits on salaries related to the E-Commerce Place, Cité du Multimédia, Carrefour de la nouvelle économie, SR&ED and other tax credit programs, of approximately $66,003,000 and $80,943,000 in 2007 and 2006, respectively.

The Company is defined as an eligible company and operates "eligible activities" under the terms of various Québec government tax credit programs on salaries for eligible employees located mainly in designated locations in the province of Québec, Canada. The Company must obtain an eligibility certificate from the Québec government annually. These programs are designed to support job creation and revitalization efforts in certain urban areas.

In order to be eligible for a majority of the tax credits, the Company relocated some of its employees to designated locations. Real estate costs for these designated locations are significantly higher than they were at the previous facilities. As at September 30, 2007, the balance outstanding for financial commitments for these real estate locations was $467,604,000 ranging between 1 and 16 years. The refundable tax credits are calculated at rates varying from 35% to 40% on salaries paid in Québec, to a maximum range of $12,500 to $15,000 per year per eligible employee. For the E-Commerce Place, the rate can vary depending on the creation of a sufficient number of jobs in the province of Québec. The rate is established using a predetermined formula and may not exceed 35% or $12,500. As at September 30, 2007, the Company is eligible to be refunded using the rate of 35%.

4. Capital assets

	2007					2006
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$	$	$	$
Land and building	10,561	2,037	8,524	5,766	1,372	4,394
Leasehold improvements	135,760	51,639	84,121	124,031	40,811	83,220
Furniture and fixtures	37,803	19,416	18,387	28,596	16,315	12,281
Computer equipment	94,294	58,974	35,320	69,253	49,116	20,137
	278,418	132,066	146,352	227,646	107,614	120,032

Capital assets include assets acquired under capital leases totalling $10,268,000 ($2,589,000 in 2006), net of accumulated amortization of $4,705,000 ($3,520,000 in 2006).

The asset retirement obligations pertain to operating leases of office buildings in different locations where certain clauses require premises to be returned to their original state at the end of the lease term. The asset retirement obligation liability of $1,735,000 ($2,364,000 in 2006), which is recorded in accrued integration charges and other long-term liabilities, was based on the undiscounted expected cash flows of $2,736,000 ($3,400,000 in 2006) using a discount rate of 5.12% (5.50% in 2006). The timing of the settlement of these obligations varies between 1 and 20 years.

5. Contract costs

	2007					2006
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$	$	$	$
Incentives	241,764	142,989	98,775	250,691	130,167	120,524
Transition costs	143,139	49,192	93,947	127,357	33,193	94,164
	384,903	192,181	192,722	378,048	163,360	214,688

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

6. Finite-life intangibles and other long-term assets

			2007
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Internal-use software	78,767	38,574	40,193
Business solutions	271,177	118,766	152,411
Software licenses	114,666	80,702	33,964
Customer relationships and other	353,879	162,698	191,181
Finite-life intangibles	818,489	400,740	417,749
Deferred financing fees			6,481
Deferred compensation plan (Note 24)			12,206
Long-term maintenance agreements			16,159
Other			3,116
Other long-term assets			37,962
Total finite-life intangibles and other long-term assets			455,711

			2006
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Internal-use software	77,874	34,724	43,150
Business solutions	258,566	80,103	178,463
Software licenses	120,557	78,373	42,184
Customer relationships and other	367,404	131,596	235,808
Finite-life intangibles	824,401	324,796	499,605
Deferred financing fees			6,475
Deferred compensation plan (Note 24)			9,943
Long-term maintenance agreements			3,294
Other			4,015
Other long-term assets			23,727
Total finite-life intangibles and other long-term assets			523,332

Amortization expense of finite-life intangibles included in the consolidated statements of earnings is as follows:

	2007	2006	2005
	$	$	$
Internal-use software	10,835	10,839	16,731
Business solutions	49,893	35,298	29,175
Software licenses	22,422	29,983	31,653
Customer relationships and other	41,214	43,597	47,536
	124,364	119,717	125,095

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

7. Goodwill

The Company has designated September 30 as the date for the annual impairment test. The Company completed its annual goodwill impairment test as of September 30, 2007. Based on the results of this test, no impairment charge was identified.

The variations in goodwill are as follows:

	2007			2006		
	IT SERVICES	**BPS**	**TOTAL**	IT SERVICES	BPS	TOTAL
	$	**$**	**$**	$	$	$
Balance, beginning of year	**1,477,059**	**260,827**	**1,737,886**	1,494,133	279,237	1,773,370
Acquisitions (Note 18)	**19,620**	**–**	**19,620**	18,070	–	18,070
Purchase price adjustments (Note 18)	**(4,553)**	**(414)**	**(4,967)**	(6,611)	119	(6,492)
Disposal of assets (subsidiaries in 2006) (Note 18)	**–**	**–**	**–**	–	(13,172)	(13,172)
Foreign currency translation adjustment	**(79,910)**	**(13,917)**	**(93,827)**	(28,533)	(5,357)	(33,890)
Balance, end of year	**1,412,216**	**246,496**	**1,658,712**	1,477,059	260,827	1,737,886

8. Long-term debt

	2007	2006
	$	$
Senior U.S. unsecured notes, bearing a weighted average interest rate of 4.97% and repayable by payments of $84,685,500 in 2009, of $86,678,100 in 2011 and $19,926,000 in 2014, less imputed interest of $1,764,995[1]	**189,525**	214,138
Unsecured committed revolving term facility bearing interest at LIBOR rate plus 0.63% or bankers' acceptance rate plus 0.63%, maturing in 2012[2]	**263,696**	587,226
Obligation bearing interest at 1.60% and repayable in blended monthly instalments maturing in 2008	**1,214**	5,777
Balances of purchase price related to business acquisitions, non-interest bearing, repayable in various instalments through 2009. These balances were recorded at their discounted value using a 5.60% or 7.00% interest rate	**10,112**	4,399
Obligations under capital leases, bearing a weighted average interest rate of 5.92% and repayable in blended monthly instalments maturing at various dates until 2012	**8,644**	781
Share of joint venture's long-term debt		
Secured term loan bearing interest of 5.71% repaid during the year	**–**	539
Other	**–**	399
	473,191	813,259
Current portion	**9,815**	8,242
	463,376	805,017

[1] The US$192,000,000 private placement financing with U.S. institutional investors is comprised of three tranches of senior unsecured notes maturing in January 2009, 2011 and 2014, and was issued on January 29, 2004 with a weighted average maturity of 6.4 years. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios. At September 30, 2007, the Company is in compliance with these covenants.

[2] On August 13, 2007, the Company amended its existing five-year unsecured revolving credit facility to increase its size to $1,500,000,000 and extend the tenure to August 2012. The five-year term can be extended annually. As at September 30, 2007, an amount of $265,000,000 has been drawn upon this facility. Also an amount of $15,500,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. Financing fees of $2,975,000 were incurred during the year and were recorded in finite-life intangibles and other long-term assets. In addition to the revolving credit facility, the Company has available demand lines of credit in the amount of $25,000,000. At September 30, 2007, no amount had been drawn upon these facilities. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios. At September 30, 2007, the Company is in compliance with these covenants.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

8. Long-term debt (continued)

Principal repayments on long-term debt over the forthcoming years are as follows:

	$
2008	7,396
2009	88,090
2010	–
2011	85,738
2012	263,696
Thereafter	19,627
Total principal payments on long-term debt	464,547

Minimum capital lease payments are as follows:

	PRINCIPAL	INTEREST	PAYMENT
2008	2,419	443	2,862
2009	2,372	303	2,675
2010	2,171	165	2,336
2011	1,349	60	1,409
2012	333	32	365
Total minimum capital lease payments	8,644	1,003	9,647

9. Capital stock

Authorized, an unlimited number without par value:

First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

9. Capital stock (continued)

For 2007, 2006 and 2005, the Class A subordinate and the Class B shares changed as follows:

	CLASS A SUBORDINATE SHARES		CLASS B SHARES			TOTAL
	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE
		$		$		$
Balance, September 30, 2004	410,720,891	1,775,362	33,772,168	44,868	444,493,059	1,820,230
Repurchased and cancelled[1]	(14,078,360)	(60,998)	–	–	(14,078,360)	(60,998)
Repurchased and not cancelled[1]	–	(3,665)	–	–	–	(3,665)
Issued upon exercise of options[2]	805,798	7,406	–	–	805,798	7,406
Balance, September 30, 2005	397,448,329	1,718,105	33,772,168	44,868	431,220,497	1,762,973
Repurchased and cancelled[1]	(108,315,500)	(466,994)	–	–	(108,315,500)	(466,994)
Repurchased and not cancelled[1]	–	(4,028)	–	–	–	(4,028)
Issued upon exercise of options[2]	1,220,820	11,818	–	–	1,220,820	11,818
Issued upon exercise of warrants[3]	7,021,096	60,260	546,131	3,577	7,567,227	63,837
Converted upon exercise of warrants[3]	110,140	721	(110,140)	(721)	–	–
Balance, September 30, 2006	297,484,885	1,319,882	34,208,159	47,724	331,693,044	1,367,606
Repurchased and cancelled[1]	(12,484,000)	(52,203)	–	–	(12,484,000)	(52,203)
Repurchased and not cancelled[1]	–	(3,461)	–	–	–	(3,461)
Issued upon exercise of options[2]	5,544,830	57,087	–	–	5,544,830	57,087
Balance, September 30, 2007	**290,545,715**	**1,321,305**	**34,208,159**	**47,724**	**324,753,874**	**1,369,029**

[1] On January 30, 2007, the Company's Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company's Class A subordinate shares during the next year. The Toronto Stock Exchange ("TSX") subsequently approved the Company's request for approval. The Issuer Bid enables the Company to purchase up to 29,091,303 Class A subordinate shares for cancellation on the open market through the TSX. The Class A subordinate shares were available for purchase under the Issuer Bid commencing February 5, 2007, until no later than February 4, 2008, or on such earlier date when the Company completes its purchases or elects to terminate the bid. Under a similar program in 2006, 29,288,443 Class A subordinate shares could have been repurchased between February 3, 2006, and February 2, 2007. During 2007, the Company repurchased 12,339,400 Class A subordinate shares (8,374,400 in 2006 and 14,896,200 in 2005) for cash consideration of $126,420,000 ($59,631,000 in 2006 and $116,439,000 in 2005). The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $70,756,000 ($22,364,000 in 2006 and $51,978,000 in 2005), was charged to retained earnings. As of September 30, 2007, 760,500 of the repurchased Class A subordinate shares (905,100 in 2006 and 846,200 in 2005) with a carrying value of $3,461,000 ($4,028,000 in 2006 and $3,665,000 in 2005) and a purchase value of $8,538,000 ($6,661,000 in 2006 and $7,185,000 in 2005) were held by the Company and cancelled subsequent to the year-end. Of the $8,538,000, $4,540,000 was unpaid.

On January 12, 2006, the Company concluded a transaction whereby the Company repurchased from BCE for cancellation 100,000,000 of its Class A subordinate shares at a price of $8.5923 per share for consideration of $859,230,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $425,475,000, as well as share repurchase costs in the amount of $6,760,000, were charged to retained earnings.

During 2005, the Company received and cancelled 28,360 Class A subordinate shares for consideration of $202,000 as a settlement of an account receivable accounted for as part of a 2003 business acquisition.

[2] The carrying value of Class A subordinate shares includes $13,904,000 ($3,421,000 in 2006 and $2,855,000 in 2005), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised since inception and the value of exercised options assumed in connection with acquisitions.

[3] On March 22, 2006, a warrant was exercised by one holder to purchase 4,000,000 Class A subordinate shares of the Company at a price of $6.55 each for an aggregate amount of $26,200,000. The carrying value of these Class A subordinate shares includes $14,271,000, which was previously recorded under the Warrants caption and which represented the cost associated with the warrants. On April 6, 2006, warrants were exercised by another holder resulting in the issuance of 3,021,096 Class A subordinate shares and 110,140 Class B shares of the Company at a price of $6.55 each for an aggregate amount of $20,510,000. At the same time, this holder converted the 110,140 Class B shares to 110,140 Class A subordinate shares at a price of $6.55 each for an aggregate amount of $721,000. In addition, on April 28, 2006, the Company's Class B shareholders exercised their warrants totalling 435,991 Class B shares at a price of $6.55 each for an aggregate amount of $2,856,000.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

10. Stock options, contributed surplus and warrants

A) STOCK OPTIONS

Under the Company's stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange ("TSX") on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon the achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2007, 50,347,129 Class A subordinate shares have been reserved for issuance under the Stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company for the years ended September 30:

	2007		2006		2005	
	NUMBER OF OPTIONS	**WEIGHTED AVERAGE EXERCISE PRICE PER SHARE**	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
		$		$		$
Outstanding, beginning of year	29,956,711	8.57	26,538,654	8.79	25,537,300	9.20
Granted	3,960,405	7.74	8,738,601	8.06	5,079,636	8.48
Exercised	(5,544,830)	7.79	(1,220,820)	6.87	(805,798)	5.61
Forfeited and expired	(3,872,400)	8.92	(4,099,724)	9.27	(3,272,484)	11.60
Outstanding, end of year	24,499,886	8.52	29,956,711	8.57	26,538,654	8.79
Exercisable, end of year	18,507,376	8.90	21,588,443	8.80	21,308,252	8.89

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2007:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICE	**NUMBER OF OPTIONS**	**WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)**	**WEIGHTED AVERAGE EXERCISE PRICE**	**NUMBER OF OPTIONS**	**WEIGHTED AVERAGE EXERCISE PRICE**
$			$		$
1.64 to 2.32	77,396	3.23	1.99	77,396	1.99
3.75 to 6.98	4,386,498	6.65	6.43	2,148,998	6.17
7.00 to 7.87	7,389,488	7.57	7.75	3,668,388	7.77
8.00 to 8.99	9,289,409	6.17	8.63	9,255,499	8.63
9.05 to 10.92	1,435,256	3.33	9.82	1,435,256	9.82
11.34 to 14.85	826,616	1.35	13.15	826,616	13.15
15.00 to 18.40	1,079,583	2.00	16.15	1,079,583	16.15
24.51 to 26.03	15,640	2.32	25.97	15,640	25.97
	24,499,886	6.15	8.52	18,507,376	8.90

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

10. Stock options, contributed surplus and warrants (continued)

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model for the years ended September 30:

	2007	2006	2005
Compensation expense ($)	13,933	12,895	20,554
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	29.48	36.13	45.80
Risk-free interest rate (%)	3.90	3.97	3.92
Expected life (years)	5.00	5.00	5.00
Weighted average grant date fair value ($)	2.60	3.13	3.85

B) CONTRIBUTED SURPLUS

The following table summarizes the contributed surplus activity since September 30, 2004:

	$
Balance, September 30, 2004	49,879
Compensation cost of exercised options assumed in connection with acquisitions	(1,136)
Compensation cost associated with exercised options	(1,719)
Fair value of options granted	20,554
Balance, September 30, 2005	67,578
Compensation cost of exercised options assumed in connection with acquisitions	(152)
Compensation cost associated with exercised options	(3,269)
Fair value of options granted	12,895
Carrying value of warrants expired[1]	5,384
Balance, September 30, 2006	82,436
Compensation cost associated with exercised options	(13,904)
Fair value of options granted	13,933
Balance, September 30, 2007	**82,465**

[1] On June 13, 2006, 1,118,210 warrants of one of the holders expired, resulting in a transfer of their carrying value of $5,384,000 from the Warrants to the Contributed surplus caption.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

11. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

	2007				2006				2005
	NET EARNINGS (NUMERATOR)	**WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING[1] (DENOMINATOR)**	**EARNINGS PER SHARE**	NET EARNINGS (NUMERATOR)	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING[1] (DENOMINATOR)	EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING[1] (DENOMINATOR)	EARNINGS PER SHARE
	$		**$**	$		$	$		$
	236,402	**329,016,756**	**0.72**	146,533	362,783,618	0.40	216,488	439,349,210	0.49
Dilutive options[2]	**–**	**4,859,808**	**–**	–	1,224,463	–	–	1,077,743	–
Dilutive warrants[2]	**–**	**–**	**–**	–	698,575	–	–	1,146,559	–
	236,402	**333,876,564**	**0.71**	146,533	364,706,656	0.40	216,488	441,573,512	0.49

[1] The 12,339,400 Class A subordinate shares repurchased during the year (108,374,400 in 2006 and 14,924,560 in 2005) were excluded from the calculation of earnings per share as of the date of repurchase.

[2] The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 3,162,074, 18,255,009 and 22,140,883 for the years ended September 30, 2007, 2006 and 2005, respectively. The number of excluded warrants was nil for both years ended September 30, 2007 and 2006 and 2,113,041 for the year ended September 30, 2005.

12. Amortization

	2007	2006	2005
	$	$	$
Amortization of capital assets	**33,808**	35,138	41,420
Amortization of contract costs related to transition costs	**19,476**	14,914	14,502
Amortization of finite-life intangibles (Note 6)	**124,364**	119,717	125,095
Impairment of contract costs and finite-life intangibles[1]	**–**	997	18,266
	177,648	170,766	199,283
Amortization of contract costs related to incentives (presented as reduction of revenue)	**21,946**	24,294	28,314
Impairment of contract costs related to incentives (presented as reduction of revenue)[1]	**–**	2,308	3,336
	199,594	197,368	230,933
Amortization of other long-term assets (presented in costs of services, selling and administrative and interest on long-term debt)	**1,360**	1,527	664
	200,954	198,895	231,597

[1] The impairment of contract costs and finite-life intangibles relate to certain non-performing assets that are no longer expected to provide future value.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

13. Other comprehensive loss

	$
Balance, as at October 1, 2004	(158,659)
Net change in unrealized loss on translating financial statements of self-sustaining foreign operations	(111,792)
Net change in unrealized gains on translation of long-term debt designated as a hedge of net investment in self-sustaining foreign operations	19,737
Income tax expense on other comprehensive loss	(69)
Change	(92,124)
Balance, as at September 30, 2005	(250,783)
Net change in unrealized loss on translating financial statements of self-sustaining foreign operations	(47,857)
Net change in unrealized gains on translation of long-term debt designated as a hedge of net investment in self-sustaining foreign operations	8,794
Income tax expense on other comprehensive loss	623
Change	(38,440)
Balance, as at September 30, 2006	**(289,223)**
Net change in unrealized loss on translating financial statements of self-sustaining foreign operations	**(118,785)**
Net change in unrealized gains on translation of long-term debt designated as a hedge of net investment in self-sustaining foreign operations	**22,848**
Income tax expense on other comprehensive loss	**(913)**
Change	**(96,850)**
Balance, as at September 30, 2007	**(386,073)**

14. Restructuring costs related to specific items

On March 29, 2006, the Company announced a restructuring plan impacting members located primarily in Montreal and Toronto, of which a significant portion was related to lower than expected BCE work volumes. Approximately 1,150 positions were eliminated. The program ended December 31, 2006. Under the terms of the contract agreement signed on January 12, 2006, between BCE and the Company, BCE agreed to share in severance costs applicable to head count reductions in excess of 100 positions, up to a maximum of $10,000,000.

   Total restructuring costs related to specific items to be incurred was $90,276,000, of which $61,986,000 (net of the BCE contribution) was for severance and $28,290,000 for the consolidation and closure of facilities. The amount of $90,276,000 was split by segments as follows: $69,353,000 for IT services, $8,152,000 for BPS and $12,771,000 for Corporate.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

14. Restructuring costs related to specific items (continued)

The following table shows the details of the restructuring costs related to specific items recorded in the statement of earnings during the years ended September 30, 2007 and 2006:

	SEVERANCE	CONSOLIDATION AND CLOSURE OF FACILITIES	TOTAL
	$	$	$
IT services	50,734	12,747	63,481
BPS	2,343	315	2,658
Corporate	7,894	2,754	10,648
Restructuring costs related to specific items	60,971	15,816	76,787
BCE contribution[1]	(9,521)	–	(9,521)
Total restructuring costs related to specific items recorded in 2006	51,450	15,816	67,266
IT services	**9,172**	**6,700**	**15,872**
BPS	**166**	**5,328**	**5,494**
Corporate	**1,677**	**446**	**2,123**
Restructuring costs related to specific items	**11,015**	**12,474**	**23,489**
BCE contribution[1]	**(479)**	**–**	**(479)**
Total restructuring costs related to specific items recorded in 2007	**10,536**	**12,474**	**23,010**

[1] The BCE contribution was received as of September 30, 2007 and September 30, 2006.

The following table shows the components of the restructuring provision, included in accrued compensation, in accounts payable and accrued liabilities as well as in accrued integration charges and other long-term liabilities:

	SEVERANCE	CONSOLIDATION AND CLOSURE OF FACILITIES	TOTAL
	$	$	$
Balance, October 1, 2005	–	–	–
New restructuring costs related to specific items	60,971	15,816	76,787
Foreign currency translation adjustment	60	(33)	27
Paid during 2006	(52,429)	(9,027)	(61,456)
Non-cash portion of restructuring costs related to specific items	–	(1,311)	(1,311)
Balance, September 30, 2006[1]	8 602	5,445	14,047
New restructuring costs related to specific items	11,015	12,474	23,489
Foreign currency translation adjustment	27	154	181
Paid during 2007	(18,455)	(8,684)	(27,139)
Balance, as at September 30, 2007[1]	**1,189**	**9,389**	**10,578**

[1] Of the total balance remaining, $1,189,000 ($8,602,000 in 2006) is included in accrued compensation, $3,987,000 ($3,855,000 in 2006) is included in accounts payable and accrued liabilities and $5,402,000 ($1,590,000 in 2006) is included in accrued integration charges and other long-term liabilities.

15. Sale of right

In fiscal year 2005, the Company entered into an arrangement with a financial institution. Under this arrangement, in exchange for cash consideration of $13,500,000, the Company sold a right to access the Company's Canadian Credit Union ("Credit Union") clients allowing the financial institution to offer them its business solutions. A portion of this consideration in the amount of $2,500,000 has been recorded as long-term deferred revenue, included in accrued integration charges and other long-term liabilities, and will be reversed to earnings upon certain conditions being met. Additional consideration, up to a maximum of $10,000,000, may be received by the Company based on the number of Credit Union clients transitioning to the financial institution's business solutions. The Company will continue to support or provide services to the Credit Unions with its current solutions and methodologies until this transition is completed. As a result of the above transaction, contract costs and business solutions relating to the Credit Unions in the amount of $5,106,000 and $4,495,000, respectively, were impaired and included in amortization expense in fiscal year 2005.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

16. Income taxes

The income tax provision is as follows:

	2007	2006	2005
	$	$	$
Current	106,240	105,198	78,476
Future	10,054	(34,225)	35,650
	116,294	70,973	114,126

The Company's effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	2007	2006	2005
	%	%	%
Parent statutory tax rate	32.0	31.7	31.0
Effect of provincial and foreign tax rate differences	3.0	2.5	3.7
Benefit arising from investment in subsidiaries	(3.2)	(4.0)	(3.1)
Non-deductible stock options	0.8	1.9	1.9
Other non-deductible items	1.0	1.0	0.3
Impact of corporate tax holiday	(1.1)	–	–
Impact on future tax assets and liabilities resulting from tax rate changes	0.4	(0.9)	–
Valuation allowance relating to tax benefits on losses	0.1	–	0.1
Other	–	0.4	0.3
Effective income tax rate	33.0	32.6	34.2

Future income tax assets and liabilities are as follows at September 30:

	2007	2006
	$	$
Future income tax assets:		
Accrued integration charges and accounts payable and accrued liabilities	12,155	29,676
Tax benefits on losses carried forward	56,019	78,901
Capital assets, contract costs and finite-life intangibles and other long-term assets	4,695	2,194
Accrued compensation	24,731	21,516
Allowance for doubtful accounts	2,533	1,359
Financing and share issue costs	137	1,394
Other	1,446	5,766
	101,716	140,806
Valuation allowance	(21,166)	(24,641)
	80,550	116,165
Future income tax liabilities:		
Capital assets, contract costs and finite-life intangibles and other long-term assets	210,666	240,552
Work in progress	21,682	14,536
Goodwill	17,149	15,577
Refundable tax credits on salaries	19,572	26,545
Other	3,153	3,996
	272,222	301,206
Future income taxes, net	(191,672)	(185,041)

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

16. Income taxes (continued)

Future income taxes are classified as follows:	2007	2006
	$	$
Current future income tax assets	30,522	33,728
Long-term future income tax assets	4,928	25,127
Current future income tax liabilities	(24,404)	(30,384)
Long-term future income tax liabilities	(202,718)	(213,512)
Future income tax liabilities, net	(191,672)	(185,041)

At September 30, 2007, the Company had $151,886,000 in non-capital losses carried forward, of which $146,427,000 expire at various dates up to 2020 and $5,459,000 have no expiry date. The Company recognized a future tax asset of $56,019,000 on the non-capital losses carried forward and recognized a valuation allowance of $21,166,000 in relation to these losses where their realization is unlikely. Should this valuation allowance be reversed, goodwill would be reduced by approximately $19,756,000 and income tax expense would be reduced by approximately $1,409,000. The variation in the valuation allowance results principally from translating its U.S. dollar denominated portion.

Foreign earnings of certain of the Company's subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future income tax liability for these retained earnings as management does not expect them to be repatriated. A future income tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable matter, such as the sale of the investment or through the receipt of dividends. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

17. Costs of services, selling and administrative

Tax credits netted against costs of services, selling and administrative expenses are as follows:

	2007	2006	2005
	$	$	$
Costs of services, selling and administrative	3,201,147	3,059,424	3,218,668
Tax credits (Note 3)	(75,042)	(62,903)	(67,110)
	3,126,105	2,996,521	3,151,558

18. Investments in subsidiaries and joint ventures

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

2007 TRANSACTIONS

a) Acquisition

The Company made the following acquisition:

– Codesic Consulting ("Codesic") – On May 3, 2007, the Company acquired all of the outstanding shares of an IT services firm in Seattle, Washington. Recognized for its depth of business and IT knowledge, Codesic assists its clients by managing strategic initiatives, integrating technology with business, and supporting critical computing environments.

The acquisition was accounted for using the purchase method. The purchase price allocation shown below is preliminary and based on the Company's management's best estimates. Of the aggregate cash consideration of $24,034,000, $15,055,000 has been paid. The amount of the remaining payment is contingent on a formula set out in the agreement which will vary based on the performance of Codesic over the next two years. The final purchase price allocation is expected to be completed as soon as the Company's management has gathered all the significant information believed to be available and considered necessary in order to finalize these allocations.

	CODESIC
	$
Non-cash working capital items	1,303
Capital assets	146
Customer relationships and other	6,023
Goodwill[1]	16,094
Future income taxes	355
	23,921
Cash acquired	113
Net assets acquired	24,034
Consideration	
Cash	14,778
Contingent payment	8,979
Acquisition costs	277
	24,034

[1] Goodwill is deductible for tax purposes.

In connection with the acquisition completed in 2007, the Company has adopted certain plans to restructure and integrate the acquired business. Consequently, the Company established provisions related to the planned termination of certain employees of the acquired business performing functions already available through its existing structure, in the amount of $332,000.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

18. Investments in subsidiaries and joint ventures (continued)

b) Modification to joint venture

On April 19, 2007, the Company modified its agreement between shareholders of Conseillers en informatique d'affaires ("CIA"), a provider of IT services primarily in the government and financial sectors. As a result of the modification, the Company is in a position to exercise unilateral control over CIA. Accordingly, the Company began using the consolidation method to account for its investment of 60.69%. Prior to April 19, 2007, the investment qualified as a joint venture and the Company used the proportionate consolidation method to account for it. Under the agreement, the Company has committed to purchase the remaining 39.31% of shares of CIA by October 1, 2011. Subsequent to April 19, 2007, the Company increased its investment of shares of CIA to 64.66%. The modification of the consolidation method and the increase in the ownership percentage resulted in a net increase of net assets of $215,000 and a net decrease of cash of the same amount. As a result of the modification, the value of goodwill relating to CIA is $3,526,000. The Company has noted its commitment to purchase the remaining interest in Note 25.

c) Balance of integration charges

American Management Systems, Incorporated ("AMS") and COGNICASE Inc. ("Cognicase") were acquired in fiscal 2004 and fiscal 2003, respectively. For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
Balance, October 1, 2006	35,010	2,287	37,297
Adjustments to initial provision[1]	(3,860)	(754)	(4,614)
Foreign currency translation adjustment	(1,517)	(17)	(1,534)
Paid during 2007	(9,577)	(121)	(9,698)
Balance, September 30, 2007[2]	**20,056**	**1,395**	**21,451**

[1] Have been recorded as a decrease of goodwill.

[2] Of the total balance remaining, $6,247,000 is included in accounts payable and accrued liabilities and $15,204,000 is included in accrued integration charges and other long-term liabilities.

d) Modifications to purchase price allocations

The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of future income tax assets, accrued integration charges, cash and non-cash working capital items of $3,021,000, $8,045,000, $130,000 and $118,000, respectively, and a net increase of customer relationships of $191,000, whereas goodwill decreased by $4,967,000.

e) Consideration of purchase price

During fiscal 2007, the Company paid balances of purchase price relating to certain business acquisitions resulting in a net decrease of long-term debt by $2,011,000.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

18. Investments in subsidiaries and joint ventures (continued)

2006 TRANSACTIONS
a) Acquisitions
The Company made the following acquisitions:

– Pangaea Systems Inc. ("Pangaea") – On March 1, 2006, the Company acquired all of the outstanding shares of an information technology services company based in Alberta, Canada. Pangaea specializes in development of internet-based solutions and related services mostly in the public sector, as well as in the energy and financial services sectors.

– ERS Informatique Inc. ("ERS") – On April 7, 2006, one of the Company's joint ventures acquired all outstanding shares of an information technology services company based in Quebec, Canada. ERS specializes in software development of applications mostly in the public sector.

– Plaut Consulting SAS ("Plaut") – On June 1, 2006, the Company acquired all of the outstanding shares of a French management and technology consulting firm. Recognized for its expertise in implementing SAP solutions, Plaut guides its worldwide clients through organizational and information systems transformation projects.

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below were preliminary and based on the Company's management's best estimates. The Company has subsequently completed its purchase price allocations and these modifications are presented in Note 18 d) of 2007 Transactions.

	PLAUT	OTHER	TOTAL
	$	$	$
Non-cash working capital items	(580)	(2,298)	(2,878)
Capital assets	28	656	684
Customer relationships and other	5,565	358	5,923
Goodwill[1]	11,328	6,742	18,070
Assumption of long-term debt	–	(80)	(80)
Future income taxes	1,698	738	2,436
	18,039	6,116	24,155
Assumption of bank indebtedness	(300)	(49)	(349)
Net assets acquired	17,739	6,067	23,806
Consideration			
Cash	16,052	5,161	21,213
Holdback payable	1,242	516	1,758
Acquisition costs	445	390	835
	17,739	6,067	23,806

[1] Goodwill is not deductible for tax purposes.

In connection with the acquisitions completed in 2006, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, in the amount of $936,000, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure, in the amount of $1,518,000.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

18. Investments in subsidiaries and joint ventures (continued)

b) Disposals

On December 31, 2005, the Company disposed of its electronic switching assets to Everlink Payment Services Inc. for cash consideration of $27,559,000. The net assets disposed of included goodwill of $13,172,000 and the transaction resulted in a gain of $10,475,000.

c) Balance of integration charges

For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
Balance, October 1, 2005	57,118	5,194	62,312
Adjustments to initial provision[1]	(10,188)	(1,688)	(11,876)
Foreign currency translation adjustment	(998)	152	(846)
Paid during 2006	(10,922)	(1,371)	(12,293)
Balance, September 30, 2006[2]	35,010	2,287	37,297

[1] Have been recorded as a decrease of goodwill.

[2] Of the total balance remaining, $8,212,000 is included in accounts payable and accrued liabilities and $29,085,000 is included in accrued integration charges and other long-term liabilities.

d) Modifications to purchase price allocations

The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of future income tax assets, accrued integration charges and cash of $4,477,000, $8,661,000 and $1,087,000, respectively, and a net increase of customer relationships, long-term debt and non-cash working capital items of $325,000, $463,000 and $3,533,000, respectively, whereas goodwill decreased by $6,492,000.

e) Consideration of purchase price

During fiscal 2006, the Company paid balances of purchase price relating to certain business acquisitions resulting in a net decrease of long-term debt by $2,136,000.

2005 TRANSACTIONS

a) Acquisitions

The Company increased its interest in one of its joint ventures and made five acquisitions of which the most significant were the following:

– AGTI Services Conseils Inc. ("AGTI") – On December 1, 2004, the Company purchased the remaining outstanding shares of a Montréal-based information technology consulting enterprise specializing in business and IT consulting, project and change management and productivity improvement. The acquisition was accounted for as a step-by-step purchase. The Company previously held 49% of the outstanding shares of AGTI and accounted for its investment using proportionate consolidation.

– MPI Professionals ("MPI") – On August 10, 2005, the Company acquired substantially all of the assets of MPI. MPI provides management solutions for the financial services sector.

– Silver Oak Partners Inc. ("Silver Oak") – On September 2, 2005, the Company acquired all outstanding shares of Silver Oak. Silver Oak is a leading provider of spend management solutions to both the government and commercial sectors.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

18. Investments in subsidiaries and joint ventures (continued)

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company's management's best estimates. The Company has subsequently completed its purchase price allocations and these modifications are presented in Note 18 d) of 2006 Transactions.

	AGTI	OTHER	TOTAL
	$	$	$
Non-cash working capital items	(1,302)	(397)	(1,699)
Capital assets	368	521	889
Internal-use software	9	17	26
Business solutions	–	7,315	7,315
Customer relationships and other	17,493	7,918	25,411
Goodwill[1]	32,471	19,705	52,176
Future income taxes	(4,561)	(2,272)	(6,833)
	44,478	32,807	77,285
Cash acquired	2,702	2,569	5,271
Net assets acquired	47,180	35,376	82,556
Consideration			
Cash	47,067	26,707	73,774
Holdback payable	–	8,450	8,450
Acquisition costs	113	219	332
	47,180	35,376	82,556

[1] Includes $5,649,000 of goodwill deductible for tax purposes.

In connection with the acquisitions completed in 2005, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, in the amount of $2,736,000, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure, in the amount of $1,637,000.

b) Disposals
On January 25, 2005, the Company disposed of its investment in Nexxlink Technologies Inc. at a price of $6.05 per share for total proceeds of $20,849,000, resulting in a pre-tax gain of $4,216,000. This investment had previously been accounted for using the equity method resulting in an investment income of $321,000 in 2005.

On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. ("Keyfacts"), a wholly-owned subsidiary of the Company, for proceeds of $3,524,000 of which an outstanding balance of sale of $1,000,000 was received in 2006. The net assets disposed of included goodwill of $2,082,000. The transaction resulted in a net loss of $1,580,000.

On March 10, 2005, the Company disposed of its U.S. Services to Credit Unions business and its CyberSuite product line for proceeds of $29,186,000 for which there is a balance of sale of $2,189,000. The net assets disposed of, including goodwill of $14,070,000, resulted in a net loss of $1,419,000. During the year ended September 30, 2005, a sale price adjustment was made that increased the net loss by $296,000 after $174,000 of tax effect, and reduced the balance of sale by $470,000. The balance of sale was received in 2006.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

18. Investments in subsidiaries and joint ventures (continued)

c) Balance of integration charges
For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
Balance, October 1, 2004	68,977	20,250	89,227
Adjustments to initial provision[1]	7,091	3,230	10,321
Foreign currency translation adjustment	(4,458)	(1,096)	(5,554)
Paid during 2005	(14,492)	(17,190)	(31,682)
Balance, September 30, 2005[2]	57,118	5,194	62,312

[1] Have been recorded as an increase of goodwill.

[2] Of the total balance remaining, $21,596,000 is included in accounts payable and accrued liabilities and $40,716,000 is included in accrued integration charges and other long-term liabilities.

d) Modifications to purchase price allocations
During fiscal 2005, the Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of non-cash working capital items and capital assets of $23,080,000 and $1,895,000, respectively, and a net increase of future income tax assets, finite-life intangibles and other long-term assets and cash of $6,227,000, $17,648,000 and $2,606,000, respectively, whereas goodwill decreased by $1,506,000. Also, $12,500,000 of goodwill, arising from the acquisition of AMS, was reallocated from the IT services line of business to the BPS line of business.

19. Discontinued operations

There were no discontinued operations in 2007 or in 2006.

On March 8, 2005, the Company disposed of the principal assets of Keyfacts, a wholly-owned subsidiary of the Company. Keyfacts is a provider of information search and retrieval services for investigative purposes.

Also, on March 10, 2005, the Company disposed of its U.S. Services to Credit Unions business and its CyberSuite product line. U.S. Services to Credit Unions was a provider of back-office banking processing services for credit unions in the United States.

The following table presents summarized financial information related to discontinued operations:

	2007	2006	2005
	$	$	$
Revenue	–	–	17,495
Operating expenses	–	–	12,585
Amortization	–	–	610
Earnings before income taxes	–	–	4,300
Income taxes	–	–	7,510
Net loss from discontinued operations	–	–	(3,210)
Net cash provided by operating activities	–	–	759
Net cash and cash equivalents provided by discontinued operations	–	–	759

Discontinued operations were included in the BPS segment in 2005. As at September 30, 2005, operating expenses from discontinued operations were reduced by pre-tax gains from disposal of $5,012,000. Also, the income tax expense does not bear a normal relation to earnings before income taxes since the sale included goodwill of $16,152,000, which had no tax basis.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

20. Joint ventures: supplementary information

The Company's proportionate share of its joint venture investees' operations included in the consolidated financial statements is as follows:

	2007	2006
	$	$
BALANCE SHEETS		
Current assets	40,303	41,646
Non-current assets	6,517	16,407
Current liabilities	16,879	18,285
Non-current liabilities	726	2,029

	2007	2006	2005
	$	$	$
STATEMENTS OF EARNINGS			
Revenue	94,111	90,122	86,916
Expenses	80,015	82,191	78,011
Net earnings	14,096	7,931	8,905
STATEMENTS OF CASH FLOWS			
Cash provided by (used in):			
Operating activities	16,327	1,578	28,634
Investing activities	(2,669)	(13,955)	(23,205)
Financing activities	(11,956)	1,430	8,147

FINANCING LEASE

On November 1, 2002, one of the Company's joint ventures, acting as the lessor, entered into a 50-month lease agreement for information, system and technology assets, as part of an existing outsourcing contract with one of its major clients. This agreement was accounted for as a direct financing lease. The balance is nil as at September 30, 2007. As at September 30, 2006, the remaining balance of $1,796,000 was included in prepaid expenses and other current assets. As at September 30, 2005, $12,434,000 was included in prepaid expenses and other current assets and $1,788,000 was included in finite-life intangibles and other long-term assets. The effective interest rate of the lease agreement was 5.02%.

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data)

21. Supplementary cash flow information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2007	2006	2005
	$	$	$
Accounts receivable	**(7,503)**	6,771	62,687
Work in progress	**(5,397)**	14,659	(1,150)
Prepaid expenses and other current assets	**6,096**	(15,110)	14,289
Accounts payable and accrued liabilities	**(22,973)**	(16,956)	(89,503)
Accrued compensation	**24,274**	3,699	(3,601)
Deferred revenue	**40,885**	(14,848)	13,519
Income taxes	**50,436**	11,314	(6,449)
	85,818	(10,471)	(10,208)

b) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2007	2006	2005
	$	$	$
Operating activities			
Accounts receivable	**(438)**	–	–
Prepaid expenses and other current assets	**–**	(3,006)	–
Accounts payable and accrued liabilities	**(4,540)**	(6,661)	7,185
	(4,978)	(9,667)	7,185
Investing activities			
Purchase of capital assets	**(9,609)**	–	–
Proceeds from disposal of finite-life intangibles	**–**	3,006	(11,050)
	(9,609)	3,006	(11,050)
Financing activities			
Increase in obligations under capital leases	**9,609**	–	11,050
Issuance of shares	**438**	–	–
Repurchase of Class A subordinate shares	**4,540**	6,661	(7,185)
	14,587	6,661	3,865

c) Interest paid and income taxes paid are as follows for the years ended September 30:

	2007	2006	2005
	$	$	$
Interest paid	**37,925**	40,255	17,965
Income taxes paid	**37,763**	61,365	66,534

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

22. Segmented information

The Company has two lines of business ("LOB"), IT services and BPS, in addition to Corporate services. The focus of these LOBs is as follows:

– The IT services LOB provides a full range of services, including systems integration, consulting and outsourcing to clients located in North America, Europe and Asia Pacific. The Company professionals and centers of excellence facilities in North America, Europe and India also provide IT and business process services to clients as an integral part of our homeshore, nearshore and offshore delivery model.

– Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

The following presents information on the Company's operations based on its management structure:

	IT SERVICES	BPS	CORPORATE	2007 TOTAL
	$	$	$	$
Revenue	3,252,382	459,184	–	3,711,566
Earnings (loss) before interest on long-term debt, other income, gain on sale of assets, restructuring costs related to specific items, non-controlling interest, net of income taxes and income taxes[1]	411,636	59,055	(62,878)	407,813
Total assets	2,697,221	576,658	201,929	3,475,808

[1] Amortization included in IT services, BPS and Corporate is $165,517,000, $21,743,000 and $12,334,000, respectively, as at September 30, 2007.

	IT SERVICES	BPS	CORPORATE	2006 TOTAL
	$	$	$	$
Revenue	3,011,741	465,882	–	3,477,623
Earnings (loss) before interest on long-term debt, other income, gain on sale of assets, restructuring costs related to specific items and income taxes[1]	334,137	55,114	(78,915)	310,336
Total assets	2,860,128	600,218	231,686	3,692,032

[1] Amortization included in IT services, BPS and Corporate is $162,222,000, $22,556,000 and $12,590,000, respectively, as at September 30, 2006.

	IT SERVICES	BPS	CORPORATE	2005 TOTAL
	$	$	$	$
Revenue	3,194,598	491,388	–	3,685,986
Earnings (loss) before interest on long-term debt, other income, gain on sale and earnings from an investment in an entity subject to significant influence, income taxes and discontinued operations[1]	361,338	69,442	(84,635)	346,145
Total assets	2,931,084	683,928	371,647	3,986,659

[1] Amortization included in IT services, BPS and Corporate is $191,002,000, $30,921,000 and $9,010,000, respectively, as at September 30, 2005.

The following table provides information for capital assets based on the LOBs:

	2007	2006
	$	$
Capital assets		
IT services	99,347	78,130
BPS	17,981	11,609
Corporate	29,024	30,293
	146,352	120,032

Effective October 1, 2006 the Canadian portion of document management services previously classified in IT Services was transferred to BPS. The corresponding comparative figures have been reclassified in order to conform to the presentation adopted in fiscal 2007. The accounting policies of each segment are the same as those described in the summary of significant accounting policies (see Note 2). The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

22. Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table sets out certain geographic market information based on the client's location:

	2007	2006	2005
	$	$	$
Revenue			
Canada	2,207,707	2,092,026	2,211,191
United States	1,224,407	1,151,260	1,195,346
Europe and Asia Pacific	279,452	234,337	279,449
	3,711,566	3,477,623	3,685,986

Capital assets and goodwill are not disclosed by geographic areas as this financial information is not used to produce the general purpose financial statements. All the Company's business units share the capital asset infrastructure; therefore, providing geographic information for capital assets and goodwill is impracticable.

23. Related party transactions

At September 30, 2005, BCE exercised significant influence over the Company's operating, financing and investing activities through its 29.75% ownership interest and through the business volume originating from BCE, together with its subsidiaries and affiliates. On December 16, 2005, the Company reached an agreement with BCE, which was finalized on January 12, 2006, to purchase 100,000,000 of Class A subordinate shares of the Company. As a consequence, BCE lost its significant influence over the Company's operating, financing and investing activities. During the period from October 1, 2005 to January 12, 2006, the Company generated revenue of $126,108,000 and purchased BCE's services for $26,471,000. During 2007 and 2006, the volume of business with that party, its subsidiaries and affiliates represented 11.6% and 11.9% of total Company revenue, respectively.

Transactions and resulting balances for 2005, which were measured at commercial rate (exchange amount), are presented below:

	2005
	$
Revenue	526,935
Purchase of services	121,184
Accounts receivable	21,632
Work in progress	14,209
Contract costs	14,103
Accounts payable and accrued liabilities	1,018
Deferred revenue	1,978

In the normal course of business, the Company is party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises joint control over Innovapost's operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at commercial rates (exchange amount), are presented below:

	2007	2006	2005
	$	$	$
Revenue	120,010	100,994	102,699
Accounts receivable	9,310	9,490	4,112
Work in progress	3,648	1,528	1,290
Prepaid expenses and other current assets	–	–	2,019
Contract costs	13,746	16,239	17,301
Accounts payable and accrued liabilities	–	147	1,254
Deferred revenue	1,868	509	–

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

23. Related party transactions (continued)

On December 5, 2005, the Company leased a private aircraft for business purposes from a leasing company that had acquired it from a limited partnership of which a director of the Company is the sole limited partner. The transaction was measured at the exchange amount, which was supported by independent evidence at the date of the transaction.

24. Employee future benefits

Generally, the Company does not offer pension plan or post-retirement benefits to its employees with the exception of the following:

Underwriters Adjustment Bureau Ltd. ("UAB") maintained a post-employment benefits plan to cover the former UAB retired employees. The post-employment benefits liability totalled $5,591,000 as at September 30, 2007 ($6,117,000 and $6,584,000 at September 30, 2006 and 2005 respectively). There was no related expense for the years ended September 30, 2007, 2006 and 2005.

The Company has defined contribution pension plans. For the years ended September 30, 2007, 2006 and 2005, the plan expense was $4,717,000, $4,076,000 and $5,373,000, respectively.

The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. The Company matches employees' contributions to a maximum of $1,000 per year. For the years ended September 30, 2007, 2006 and 2005, the amounts of the Company's contributions were $4,520,000, $4,697,000 and $5,634,000, respectively.

The Company maintains a non-qualified deferred compensation plan covering some of its U.S. management. A trust was established so that the plan assets could be segregated; however, the assets are subject to the Company's general creditors in the case of bankruptcy. The assets, included in finite-life intangibles and other long-term assets, composed of investments, vary with employees' contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets.

25. Commitments, contingencies and guarantees

A) COMMITMENTS

At September 30, 2007, the Company is committed under the terms of operating leases with various expiration dates, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,011,014,000. Minimum lease payments due in the next five years are as follows:

	$
2008	178,365
2009	133,555
2010	102,261
2011	81,301
2012	68,414

The Company entered into long-term service agreements representing a total commitment of $140,738,000. Minimum payments under these agreements due in each of the next five years are as follows:

	$
2008	33,459
2009	41,681
2010	32,407
2011	14,941
2012	11,582

As of April 19, 2007, the Company is committed under the agreement between shareholders of CIA to purchase the remaining 39.31% of shares of CIA by October 1, 2011 (Note 18). As of September 30, 2007, 35.34% of shares of CIA remain to be purchased. The purchase price of the remaining shares will be calculated by a formula as defined in the shareholders' agreement.

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data)

25. Commitments, contingencies and guarantees (continued)

B) CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company's financial position, results of operations or the ability to carry on any of its business activities.

C) GUARANTEES

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $65,000,000 in total, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2007. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

U.S. Government contracts

The Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company's operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination, or reduction in the scope, of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2007, the Company provided for a total of $71,832,000 of these bonds. To the best of its knowledge the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company's consolidated results of operations or financial condition.

In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property, accounted for as an operating lease, at the expiration of the lease term. The company also entered into agreements for a total of $4,245,000 that include indemnities in favour of third parties, mostly tax indemnities.

26. Financial instruments

The Company periodically uses various financial instruments to manage its exposure to foreign currency risk, but does not hold or issue such financial instruments for trading purposes.

FAIR VALUE

At September 30, 2007 and 2006, the estimated fair values of cash and cash equivalents, accounts receivable, work in progress and accounts payable and accrued liabilities approximate their respective carrying values.

The estimated fair value of long-term debt, with the exception of Senior U.S. unsecured notes, is not significantly different from its respective carrying value at September 30, 2007 and 2006.

The fair value of Senior U.S. unsecured notes, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $185,462,000. Since long-term debt is classified as other liabilities, it is measured at amortized cost.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

26. Financial instruments (continued)

INTEREST RATE RISK

The Company is exposed to interest rate risk on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk. Management does not believe that the impact of interest rate fluctuations will be significant.

CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents and accounts receivable. The cash equivalents consist mainly of short-term investments, such as money market deposits. None of the cash equivalents were in asset backed commercial paper products. The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote. The Company has accounts receivable from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. Management does not believe that any single industry or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Company's large client base.

CURRENCY RISK

The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company mitigates this risk principally through foreign debt and forward contracts. During 2004, the Company designated its US$192,000,000 Senior U.S. unsecured notes as the hedging instrument for a part of the Company's net investment in self-sustaining foreign subsidiaries, for which foreign currency translation gains or losses have been recorded in the Consolidated Statements of Comprehensive Income. Realized or unrealized gains or losses on financial instruments have also been recorded under the same caption, as they qualify for hedge accounting.

There were no outstanding forward contracts as at September 30, 2007, 2006 and 2005. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for each of the years in the three-year period ended September 30, 2007, were not significant.

The consolidated balance sheets include significant foreign financial assets, such as cash and cash equivalents and accounts receivable, as well as significant foreign financial liabilities, such as accounts payable and accrued liabilities of $107,642,000, $179,971,000 and $100,012,000, respectively, as of September 30, 2007 ($114,449,000, $180,646,000 and $159,541,000, respectively, at September 30, 2006). As at September 30, 2007, the portion of the cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities denominated in U.S. dollars amount to US$43,681,000, US$128,024,000 and US$56,344,000, respectively. For the same date, the portion of the cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities denominated in Euros amount to €14,539,000, €22,296,000 and €14,444,000, respectively.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

27. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed as follows:

	2007	2006	2005
	$	$	$
Reconciliation of net earnings:			
Net earnings – Canadian GAAP	236,402	146,533	216,488
Adjustments for:			
Stock-based compensation (i)	-	-	20,554
Warrants (ii)	1,404	1,405	1,405
Other	1,441	1,238	(665)
Net earnings – U.S. GAAP	239,247	149,176	237,782
Basic EPS – U.S. GAAP	0.73	0.41	0.54
Diluted EPS – U.S. GAAP	0.72	0.41	0.54
Net earnings – U.S. GAAP	239,247	149,176	237,782
Other comprehensive income			
Foreign currency translation adjustment	(96,850)	(38,440)	(92,124)
Comprehensive income – U.S. GAAP	142,397	110,736	145,658
Reconciliation of shareholders' equity:			
Shareholders' equity – Canadian GAAP	1,818,268	1,748,020	2,494,690
Adjustments for:			
Stock-based compensation (i)	58,411	58,411	58,411
Warrants (ii)	(3,671)	(5,075)	(6,480)
Unearned compensation (iii)	(3,694)	(3,694)	(3,694)
Integration costs (iv)	(6,606)	(6,606)	(6,606)
Goodwill (v)	28,078	28,078	28,078
Income taxes and adjustment for change in accounting policy (vi)	9,715	9,715	9,715
Other	(6,784)	(8,225)	(9,463)
Shareholders' equity – U.S. GAAP	1,893,717	1,820,624	2,564,651

(i) Stock-based compensation
Under Canadian GAAP, stock-based compensation cost was accounted for using the fair value based method beginning October 1, 2004. Under U.S. GAAP, the Statement of Financial Accounting Standard ("SFAS") No. 123 (revised 2004), "Share-Based Payment", did not require adoption of this standard until fiscal years beginning on or after June 15, 2005. The 2005 adjustments represent the charge to consolidated net earnings recorded for Canadian GAAP purposes as no such expense was recorded or required under U.S. GAAP. Beginning October 1, 2005, there is no difference between Canadian and U.S. GAAP in connection to stock-based compensation cost.

(ii) Warrants
Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under U.S. GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2007, 2006 and 2005 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

(iii) Unearned compensation
Under Canadian GAAP, prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (v) below) that would have been recorded as a separate component of shareholders' equity for U.S. GAAP purposes. This unearned compensation was amortized over approximately three years, being the estimated remaining future vesting service period.

Notes to the Consolidated Financial Statements

Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

27. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

(iv) Integration costs
Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under U.S. GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. This adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001, recorded for Canadian GAAP purposes and net of income taxes.

(v) Goodwill
The goodwill adjustment to shareholders' equity results principally from the difference in the value assigned to stock options issued to IMRglobal Corp. employees. Under Canadian GAAP, the fair value of the outstanding vested stock options is recorded as part of the purchase price allocation whereas under U.S. GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (iii) above for a further discussion relating to this item.

(vi) Income taxes and adjustment for change in accounting policy
On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, "Income taxes". The recommendations of Section 3465 are similar to the provisions of SFAS No. 109, "Accounting for Income Taxes", issued by the Financial Accounting Standards Board ("FASB"). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a business combination, which resulted in future income tax liabilities. The Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under U.S. GAAP, this amount would have been reflected as additional goodwill.

(vii) Proportionate consolidation
The proportionate consolidation method is used to account for interests in joint ventures. Under U.S. GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated, and those which are less than majority-owned, but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2007 and 2006, and for each of the years in the three-year period ended September 30, 2007. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 20). In accordance with practices prescribed by the U.S. Securities and Exchange Commission (the "SEC"), the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

(viii) Share issue costs
As permitted under Canadian GAAP, the Company's share issue costs are charged to retained earnings. For U.S. GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock.

(ix) Recent and future accounting changes
In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, ("SAB 108"), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", effective for the fiscal year ended September 30, 2007. SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is significant. The adoption of SAB 108 had no significant impact on the consolidated financial statements the year ended September 30, 2007.

In July 2006, the FASB issued FASB Interpretation No. 48, ("FIN 48"), "Accounting for Uncertainty in Income Taxes", effective for fiscal years beginning after December 15, 2006. FIN 48 describes the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. The Interpretation also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements, but does not expect the impact to be significant.

In September 2006, the FASB issued SFAS No. 157, ("SFAS 157"), "Fair Value Measurements", effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements, but does not expect the impact to be significant.

27. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

In February 2007, the FASB issued SFAS No. 159, ("SFAS 159"), "Fair Value Option for Financial Assets and Liabilities Including an Amendment of FASB Statement No. 115", effective for fiscal years beginning after November 15, 2007. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements, but does not expect the impact to be significant.